Exhibit 99.1

Bellatrix Announces Updated 2015 Capital Budget, Guidance and Recently Executed Commodity Fixed Price Contracts

TSX, NYSE: BXE

CALGARY, Jan. 29, 2015 /CNW/ - Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX, NYSE: BXE) announces an updated 2015 net capital budget and operational outlook, and provides an update on its recent commodity price risk management activities.

2015 Revised Capital Expenditure Plans and Operational Guidance

In response to continued volatility of oil and gas prices, Bellatrix announces an updated 2015 net capital budget of up to $200 million, reduced from the previously announced $300 million.  The revised capital budget is designed to preserve Bellatrix's favorable financial position in the current commodity price environment.

Despite the reduced net capital spending plans, Bellatrix's differentiated joint venture strategy provides access to additional third party capital on terms that enhance economic returns, allowing the Company to continue profiting from the further development of its properties even during the current commodity price weakness. Bellatrix expects to access up to $85 million of joint venture capital in 2015, resulting in gross capital spending for the year of up to $285 million. Pursuant to its existing joint venture arrangements, Bellatrix may access up to $250 million of additional joint venture capital in 2016 and beyond.

The Company's capital spending focus in 2015 remains unchanged and twofold: execution of Phase 1 of the Bellatrix O'Chiese Nees-Ohpawganu'ck deep-cut gas plant at Alder Flats, and to drill highly economic Spirit River (Notikewin/Falher) liquids rich natural gas wells to be processed through the plant.   Phase 1 of the aforementioned deep-cut gas plant is on budget and is anticipated to be on-stream on or before July 1, 2015.

The $100 million reduction in spending relative to previous guidance reflects a reduced drilling budget and an acute focus on wells that deliver superior rates of return at current commodity prices.  Bellatrix will revisit its capital budget on a continuous basis, will pursue accretive monetization opportunities, and will further curtail capital spending, if necessary, in order to preserve its balance sheet until commodity prices firmly recover.

As a result of the reduced capital spending plans, 2015 full year average annual production guidance is being reduced by 8% to approximately 43,000 to 44,000 boe/d (from 47,000 to 48,000 boe/d), 67% natural gas weighted.  The updated 2015 production guidance reflects annual growth of approximately 14% relative to estimated 2014 average daily production of 38,100 boe/d.

2015 Price Risk Management Contracts

Bellatrix has recently entered into a series of natural gas fixed price swap contracts that provide downside commodity protection through the summer natural gas season.  Bellatrix has hedged an additional 106.6 mmcf/d of natural gas volumes at an average price of $2.92/mcf for the period between April 1, 2015 and October 31, 2015.  The risk management program for the April 1, 2015 through October 31, 2015 period represents approximately 60% of forecast natural gas volumes (before royalties) over the duration of the contract period, compared with the midpoint of full year 2015 average production guidance range.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan.  Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol BXE.  All dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Forward looking statements: Certain information set forth in this news release, including management's assessment of future plans and operations, management's expectations regarding 2015 capital spending, including the timing and amounts thereof, and its ability to access joint venture funding, the timing and cost of construction of the Company's new deep-cut gas plant, estimates of current and future production rates, expectations regarding wells the Company intends to drill and the rates of return associated with such wells, expectations regarding the Company's 2015 average production volumes and associated commodity mix, and expectations regarding year over year average production growth, may contain forward-looking statements, and necessarily involve risks and uncertainties, certain of which are beyond Bellatrix's control, including risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets and other economic and industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks,  competition  from  other  producers,  inability  to  retain  drilling  services,  incorrect assessment of value of acquisitions and failure to realize the benefits therefrom, delays resulting from or inability to obtain required regulatory approvals, the lack of availability of qualified personnel or management, stock market volatility, ability to access sufficient capital from internal and external sources, and economic or industry condition changes. Actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Bellatrix will derive therefrom. To the extent such estimates constitute a financial outlook, they were approved by management on the date hereof and are included  herein  to  provide  readers  with  an  understanding  of  management's  expectations  and assumptions about future activities and results and readers are cautioned that the information may not be appropriate for other purposes. Additional information on these and other factors that could affect Bellatrix are included in reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov) or at Bellatrix's website www.bellatrixexploration.com. The forward looking statements contained in this press release are made as of the date hereof and Bellatrix undertakes no obligations to update publicly or revise any forward looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

Conversion: The term barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of six to one, utilizing a conversion on a six to one basis may be misleading as an indication of value. All boe conversions herein are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.

SOURCE Bellatrix Exploration Ltd.

%CIK: 0001483405

For further information: Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270; or Troy Winsor, Investor Relations (800) 663-8072; Bellatrix Exploration Ltd., 1920, 800 - 5th Avenue SW, Calgary, Alberta, Canada, T2P 3T6, Phone: (403) 266-8670, Fax: (403) 264-8163, www.bellatrixexploration.com

CO: Bellatrix Exploration Ltd.

CNW 07:30e 29-JAN-15